Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@eversheds-sutherland.com

January 12, 2024

David Manion

Senior Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USCF ETF Trust File Nos. 333-196273; 811-22930

Dear Mr. Manion:

On behalf of USCF ETF Trust (the “Trust”), set forth below are the Trust’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Trust on January 10, 2024 in connection with the Staff’s review of the Trust’s reports, filings, and website, as required by Section 408 of Sarbanes-Oxley Act of 2002, as amended. Set forth below in italics is each Staff comment, and each comment is immediately followed by the Trust’s response thereto.

Comments on Annual Report for the Fiscal Year Ended June 30, 2023

1.	In the Report of Independent Registered Public Accounting Firm (the “Audit Report”), when referencing financial statements included in the Annual Report, the auditor did not indicate that certain financial statements were consolidated. Please ensure that going forward, the Audit Report references consolidated financial statements where appropriate.

Response: The Trust acknowledges the Staff’s comment, and will inform the Fund’s auditor that that going forward, any Audit Reports must reference consolidated financial statements where appropriate.

Comments on Semi-Annual Report for the Fiscal Period Ended December 31, 2022

2.	The Semi-Annual Report to Shareholders for the fiscal period ended December 31, 2022 was filed under form type N-CSR and not N-CSRS. In the future, please file all Semi-Annual Reports under form type N-CSRS.

Response: The Trust acknowledges the Staff’s comment, and will file future Semi-Annual Reports under form type N-CSRS.

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David Manion January 12, 2024 Page 2

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Daphne G. Frydman, USCF Krisztina Nadasdy, Eversheds Sutherland